Exhibit 99.1

LightInTheBox to Hold 2017 Annual General Meeting on December 15, 2017

Beijing, China, November 23, 2017 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced it will hold its 2017 annual general meeting of shareholders at ICBC Tower, 35/F, 3 Garden Road, Hong Kong on December 15, 2017 at 10:00 a.m., local time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 21, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment thereof in person.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the financial year ended December 31, 2016, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report can be accessed on the Company’s website at http://ir.lightinthebox.com, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting the Company at ir@lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com